UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of

 The Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number   0-29840

FREEGOLD VENTURES LIMITED

(Exact name of registrant as specified in its charter)

507 – 1540 West 2nd Avenue, British Columbia, Canada  V6J 1H2

(604) 662-7307

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Without Par Value

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)	[ ]
Rule 12h-3(b)(2)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:   364

Pursuant to the requirements of the Securities Exchange Act of 1934, Freegold Ventures Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:

              May 28, 2010

                 Freegold Ventures Limited

By: /s/ J. Kristina Walcott

      Name:  J. Kristina Walcott

      Title:    President and Chief Executive Officer